Registered with the Public Company
Accounting Oversight Board

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Profire Energy, Inc.

We have audited the accompanying consolidated balance sheets of Profire Energy, Inc. as of March 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years then ended.

/s/ Sadler, Gibb & Associates, LLC

Salt Lake City, UT
June 30, 2014